GRAYSON BANKSHARES, INC.

2001 ANNUAL REPORT

2001 Annual Report

Table of Contents

Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held at 1 p.m. on, April 09, 2002, at the VFW Building, Klondike Road, Highway 58 West, Independence, Virginia.

Requests for Information

Requests for information should be directed to Mrs. Brenda C. Smith, Corporate Secretary, at The Grayson National Bank, Post Office Box 186, Independence, Virginia, 24348; telephone (540) 773-2811.

Independent Auditors

Larrowe & Company, PLC
Certified Public Accountants
Post Office Box 760
Galax, Virginia 24333

Stock Transfer Agent

The Grayson National Bank
Post Office Box 186
Independence, VA 24348

Federal Deposit Insurance Corporation

The Bank is a member of the FDIC. This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Banking Offices

Main Office
113 West Main Street
Independence, Virginia 24348
(540) 773-2811

East Independence Office
558 East Main Street
Independence, Virginia 24348
(540) 773-2811

Galax Office
209 West Grayson Street
Galax, Virginia 24333
(540) 238-2411

Elk Creek Office
60 Comers Rock Road
Elk Creek, Virginia 24326
(540) 655-4011

Troutdale Office
101 Ripshin Road
Troutdale, Virginia 24378
(540) 677-3722

Sparta Office
98 South Grayson Street
Sparta, North Carolina 28675
(336) 372-2811

Financial Highlights[1]

	2001	2000	1999	1998	1997
Summary of Operations					
Interest income	$ 13,717	$ 13,153	$ 11,655	$ 11,010	$ 10,260
Interest expense	7,204	6,785	5,921	5,786	5,456
Net interest income	6,513	6,368	5,734	5,224	4,804
Provision for credit losses	280	280	300	319	185
Other income	589	435	347	375	293
Other expense	4,092	3,772	3,371	2,986	2,972
Income taxes	790	687	466	397	333
Net income	$ 1,940	$ 2,064	$ 1,944	$ 1,897	$ 1,607
Per Share Data[2]					
Net income	$ 1.13	$ 1.20	$ 1.13	$ 1.10	$ .94
Cash dividends declared	.41	.37	.33	.30	.26
Book value	12.27	11.42	10.41	9.90	9.04
Estimated market value[3]	29.00	32.00	32.00	27.50	22.50
Year-end Balance Sheet Summary					
Loans, net	$ 140,898	$ 133,072	$ 121,498	$ 105,924	$ 98,552
Investment securities	33,452	28,766	29,430	32,510	31,924
Total assets	201,469	180,318	170,335	159,745	148,005
Deposits	179,323	159,590	151,620	141,803	131,701
Stockholders' equity	21,086	19,638	17,890	17,028	15,542
Selected Ratios					
Return on average assets	1.02%	1.18%	1.18%	1.24%	1.13%
Return on average equity	9.44%	10.95%	11.05%	11.54%	10.77%
Average equity to average assets	10.85%	10.75%	10.69%	10.73%	10.47%

1 In thousands of dollars, except per share data.
2 Adjusted for the effects of a two for one stock split in 1999.
3 Provided at the trade date nearest year end.

GRAYSON BANKSHARES, INC.

P. O. Box 186, Independence, Va. 24348

Dear Stockholders:

It is our pleasure to present our Annual Financial Report to you.

We ended the year with total assets of $201,469,140 resulting in an increase of $21,151,328 or 11.73% over the previous year. Our return on assets was 1.02% and the return on equity was 9.44% as compared to 1.18% and 10.95% for the previous year. Net earnings were $1,939,900, a decrease of $123,809 or 6.00% compared to the previous year. The decrease in earnings was due primarily to the rapid decline in interest rates experienced during 2001. Our deposits increased $19,732,882 or 12.36% and net loans increased $7,825,952 or 5.88%. Please refer to our financial highlights page and accompanying statements for additional information.

The book value of our stock at year-end was $12.27 and stock trades nearest year-end were executed at $29.00 per share. Dividends for the year were 41 cents per share, up 4 cents per share over 2000.

We are extremely pleased with our growth for 2001 and we are excited about the new products and services we are providing for our customers. Last year we implemented an on-line teller system, which placed on-line computer terminals at every teller station. This system allows transactions to be immediately posted to the customer's account resulting in faster access to deposited funds, either by check or ATM. We recently opened a mortgage origination office in our Galax Branch to offer all our customers access to long-term fixed-rate mortgage loans, and we obtained membership in the Federal Home Loan Bank, which will assist us in offering new loan products in the future.

We look ahead to 2002 now with much enthusiasm. In continuing our growth strategy, we recently announced plans to relocate and expand our East Independence Branch and to establish a new branch banking facility in Carroll County, to be located just east of Galax. We are looking forward to serving the Carroll County market as well as providing additional convenience to our Galax customers.

I would like to take this opportunity to welcome Thomas M. Jackson, Jr., to our Board of Directors. Mr. Jackson resides with his family in Carroll County and practices law in Hillsville. He served as a representative of the 6th District in the Virginia House of Delegates from January 1988 to December 2001. We eagerly anticipate the wise and reasoned counsel that we know he can provide in helping to guide your bank into the future.

Your bank is blessed with great personnel at all of its branches and I know that all of you, like myself, appreciate each and every one of them. I wish to thank our employees for their dedicated service to the bank, our shareholders and most of all, our customers.

As always, we appreciate your support, welcome your comments and the opportunity to serve you.

Sincerely,

Jacky K. Anderson

Jacky K. Anderson
President and Chief Executive Officer

Larrowe & Company, P.L.C.
CPAs and Consultants

Post Office Box 760
120 West Grayson Street
Galax, Virginia 24333
540-238-1800
Fax 540-238-1801

Independent Auditor's Report

Board of Directors and Stockholders
Grayson Bankshares, Inc.
Independence, Virginia

We have audited the consolidated balance sheets of Grayson Bankshares, Inc. and subsidiary as of December 31, 2001 and 2000 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grayson Bankshares, Inc. and subsidiary at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Larrowe & Company, PLC

Galax, Virginia
January 28, 2002

Consolidated Balance Sheets

December 31, 2001 and 2000

Assets	2001	2000
Cash and due from banks	$ 8,715,457	$ 4,993,526
Interest-bearing deposits with banks	-	-
Federal funds sold	12,636,046	7,820,438
Investment securities available for sale	26,010,899	18,718,706
Investment securities held to maturity	6,615,328	9,965,781
Restricted equity securities	825,750	81,750
Loans, net of allowance for loan losses of $1,821,966 in 2001 and $1,760,999 in 2000	140,897,841	133,071,889
Property and equipment, net	2,913,998	2,792,981
Accrued income	1,713,644	1,681,910
Other assets	1,140,177	1,190,831
	$ 201,469,140	$ 180,317,812

Liabilities and Stockholders' Equity

	2001	2000
Liabilities		
Deposits		
Noninterest-bearing	$ 20,790,306	$ 18,674,556
Interest-bearing	158,532,676	140,915,544
Total deposits	179,322,982	159,590,100
Accrued interest payable	267,798	294,583
Other liabilities	792,587	795,468
	180,383,367	160,680,151
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $25 par value; 500,000 shares authorized; none issued	-	-
Common stock, $1.25 par value; 5,000,000 shares authorized; 1,718,968 shares issued in 2001 and 2000, respectively	2,148,710	2,148,710
Surplus	521,625	521,625
Retained earnings	18,221,877	16,986,754
Accumulated other comprehensive income (loss)	193,561	(19,428)
	21,085,773	19,637,661
	$ 201,469,140	$ 180,317,812

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Interest income:			
Loans and fees on loans	$ 11,759,838	$ 11,129,081	$ 9,415,047
Federal funds sold	335,795	409,824	519,842
Investment securities:			
Taxable	1,154,379	1,012,459	986,447
Exempt from federal income tax	467,319	601,479	733,837
Deposits with banks	-	-	-
	13,717,331	13,152,843	11,655,173
Interest expense:			
Deposits	7,204,506	6,784,519	5,920,886
Interest on borrowings	-	-	-
	7,204,506	6,784,519	5,920,886
Net interest income	6,512,825	6,368,324	5,734,287
Provision for loan losses	280,000	280,000	300,000
Net interest income after provision for loan losses	6,232,825	6,088,324	5,434,287
Noninterest income:			
Service charges on deposit accounts	332,761	223,283	157,697
Other service charges and fees	74,239	68,675	51,779
Net realized gains on securities	5,587	4,738	8,580
Other income	176,441	138,425	128,894
	589,028	435,121	346,950
Noninterest expense:			
Salaries and employee benefits	2,556,392	2,477,773	2,209,827
Occupancy expense	121,002	115,793	89,553
Equipment expense	369,895	288,655	225,949
Other expense	1,045,113	890,390	845,880
	4,092,402	3,772,611	3,371,209
Income before income taxes	2,729,451	2,750,834	2,410,028
Income tax expense	789,551	687,125	465,875
Net income	$ 1,939,900	$ 2,063,709	$ 1,944,153
Basic earnings per share	$ 1.13	$ 1.20	$ 1.13
Weighted average shares outstanding	1,718,968	1,718,968	1,718,968

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2001, 2000 and 1999

	Common Stock				Accumulated Other	
	Shares	Amount	Surplus	Retained Earnings	Comprehensive Income (Loss)	Total
Balance, December 31, 1998	859,484	$1,074,355	$ 521,625	$ 15,256,525	$ 175,695	$ 17,028,200
Comprehensive income						
Net income	-	-	-	1,944,153	-	1,944,153
Net change in unrealized depreciation on investment securities available for sale, net of taxes of $(265,314)	-	-	-	-	(515,021)	(515,021)
Total comprehensive income						1,429,132
Dividends paid ($.33 per share)	-	-	-	(567,260)	-	(567,260)
Stock split, two for one	859,484	1,074,355	-	(1,074,355)	-	-
Balance, December 31, 1999	1,718,968	2,148,710	521,625	15,559,063	(339,326)	17,890,072
Comprehensive income						
Net income	-	-	-	2,063,709	-	2,063,709
Net change in unrealized depreciation on investment securities available for sale, net of taxes of $ 164,796	-	-	-	-	319,898	319,898
Total comprehensive income						2,383,607
Dividends paid ($.37 per share)	-	-	-	(636,018)	-	(636,018)
Balance, December 31, 2000	1,718,968	2,148,710	521,625	16,986,754	(19,428)	19,637,661
Comprehensive income						
Net income	-	-	-	1,939,900	-	1,939,900
Net change in unrealized depreciation on investment securities available for sale, net of taxes of $ 109,722	-	-	-	-	212,989	212,989
Total comprehensive income						2,152,889
Dividends paid ($.41 per share)	-	-	-	(704,777)	-	(704,777)
Balance, December 31, 2001	1,718,968	$2,148,710	$ 521,625	$ 18,221,877	$ 193,561	$ 21,085,773

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,939,900	$ 2,063,709	$ 1,944,153
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	294,828	253,732	197,945
Provision for loan losses	280,000	280,000	300,000
Deferred income taxes	18,781	(65,682)	22,524
Net realized gains on securities	(5,587)	(4,738)	(8,580)
Gain on sale of equipment	-	(115)	-
Accretion of discount on securities, net of amortization of premiums	40,577	8,969	22,729
Deferred compensation	11,198	117,731	42,848
Changes in assets and liabilities:			
Accrued income	(31,734)	(269,822)	(61,851)
Other assets	(77,849)	(59,092)	(37,470)
Accrued interest payable	(26,785)	55,522	10,221
Other liabilities	(14,079)	92,039	(141,907)
Net cash provided by operating activities	2,429,250	2,472,253	2,290,612
Cash flows from investing activities:			
Net (increase) decrease in federal funds sold	(4,815,608)	(948,903)	5,228,465
Purchases of investment securities	(15,110,620)	(3,395,005)	(3,869,555)
Sales of investment securities	2,401,126	-	3,039,500
Maturities of investment securities	9,055,475	4,538,999	3,115,748
Purchases of restricted equity securities	(744,000)	-	-
Net increase in loans	(8,105,952)	(11,853,748)	(15,873,677)
Purchases of property and equipment, net of sales	(415,845)	(927,176)	(424,815)
Net cash used in investing activities	(17,735,424)	(12,585,833)	(8,784,334)
Cash flows from financing activities:			
Net increase in deposits	19,732,882	7,970,075	9,816,962
Dividends paid	(704,777)	(636,018)	(567,260)
Net increase (decrease) in short-term debt	-	-	-
Net cash provided by financing activities	19,028,105	7,334,057	9,249,702
Net increase (decrease) in cash and cash equivalents	3,721,931	(2,779,523)	2,755,980
Cash and cash equivalents, beginning	4,993,526	7,773,049	5,017,069
Cash and cash equivalents, ending	$ 8,715,457	$ 4,993,526	$ 7,773,049
Supplemental disclosure of cash flow information:			
Interest paid	$ 7,231,291	$ 6,728,997	$ 5,910,665
Taxes paid	$ 759,900	$ 730,050	$ 457,000
Supplemental disclosure of noncash investing activities:			
Effect on equity of change in net unrealized gain (loss)	$ 212,989	$ 319,898	$ (515,021)

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Grayson Bankshares, Inc. (the Company) was incorporated as a Virginia corporation on February 3, 1992 to acquire the stock of The Grayson National Bank (the Bank). The Bank was acquired by the Company on July 1, 1992.

The Grayson National Bank was organized under the laws of the United States in 1900 and currently serves Grayson County, Virginia and surrounding areas through six banking offices. As an FDIC insured, National Banking Association, the Bank is subject to regulation by the Comptroller of the Currency. The Company is regulated by the Federal Reserve.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, which is wholly owned. All significant, intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing and agricultural segments.

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks."

Note 1. Organization and Summary of Significant Accounting Policies, continued

Trading Securities

The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Held to Maturity

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates.

Securities Available for Sale

Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs and the allowance for loan losses. Loan origination fees and costs, are not capitalized and recognized as an adjustment to the yield on the related loan as such deferrals are not material to the Company's financial position or results of operations.

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Allowance for Loan Losses, continued

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Property and Equipment

Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-40
Furniture and equipment	5-12

Foreclosed Properties

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than six months.

Pension Plan

The Bank maintains a noncontributory defined benefit pension plan covering all employees who meet eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of service. Plan benefits are based on final average compensation and years of service. The funding policy is to contribute the maximum deductible for federal income tax purposes.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred taxes assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Diluted Earnings per Share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares. For the years presented, the Company has no potentially dilutive securities outstanding.

Comprehensive Income

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investments by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of shareholders' equity rather than as income or expense.

Financial Instruments

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forwards and option contracts must reduce an exposure's risk, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading.

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Interest-bearing deposits with banks: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Short-term debt: The carrying amounts of short-term debt approximate their fair values.

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amounts of other liabilities approximates fair value.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current presentation. Net income and stockholders' equity previously reported were not affected by these reclassifications.

Note 2. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $811,000 and $858,000 for the periods including December 31, 2001 and 2000, respectively.

Note 3. Investment Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31 follow:

2001	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agency securities	$ 3,099,139	$ 65,379	$ 9,177	$ 3,155,341
Mortgage-backed securities	5,961,376	28,686	60,027	5,930,035
State and municipal securities	9,908,485	233,355	76,499	10,065,341
Corporate securities	6,748,625	125,406	13,849	6,860,182
	$ 25,717,625	$ 452,826	$ 159,552	$ 26,010,899
Held to maturity:				
State and municipal securities	$ 6,615,328	$ 118,191	$ 33,826	$ 6,699,693
2000				
Available for sale:				
U.S. Treasury securities	$ 499,878	$ -	$ 972	$ 498,906
U.S. Government agency securities	6,217,638	10,028	29,289	6,198,377
State and municipal securities	7,706,876	89,091	49,630	7,746,337
Corporate securities	4,323,751	14,686	63,351	4,275,086
	$ 18,748,143	$ 113,805	$ 143,242	$ 18,718,706
Held to maturity:				
State and municipal securities	$ 9,965,781	$ 81,315	$ 2,519	$ 10,044,577

Investment securities with amortized cost of approximately $1,873,047 and $3,104,906 at December 31, 2001 and 2000, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Gross realized gains and losses for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Realized gains	$ 15,587	$ 4,738	$ 8,580
Realized losses	(10,000)	-	-
	$ 5,587	$ 4,738	$ 8,580

The scheduled maturities of securities available-for-sale and securities held-to-maturity at December 31, 2001, were as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,394,225	$ 1,421,200	$ 1,420,309	$ 1,428,926
Due after one year through five years	16,944,776	17,267,820	3,676,557	3,775,931
Due after five years through ten years	5,331,229	5,292,734	1,279,572	1,265,464
Due after ten years	2,047,395	2,029,145	238,890	229,372
	$ 25,717,625	$ 26,010,899	$ 6,615,328	$ 6,699,693

Note 4. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Commercial	$ 9,248	$ 8,613
Real estate:		
Construction and land development	3,921	2,384
Residential, 1-4 families	71,731	69,567
Residential, 5 or more families	-	29
Farmland	3,979	4,517
Nonfarm, nonresidential	31,537	27,236
Agricultural	5,291	3,805
Consumer	16,510	18,340
Other	503	342
	142,720	134,833
Allowance for loan losses	(1,822)	(1,761)
	$ 140,898	$ 133,072

Note 5. Allowance for Loan Losses

An analysis of the allowance for loan losses follows:

	2001	2000	1999
Balance, beginning	$ 1,760,999	$ 1,731,096	$ 1,677,171
Provision charged to expense	280,000	280,000	300,000
Recoveries of amounts charged off	88,859	124,047	149,270
Amounts charged off	(307,892)	(374,144)	(395,345)
Balance, ending	$ 1,821,966	$ 1,760,999	$ 1,731,096

The following is a summary of information pertaining to impaired loans at December 31:

	2001	2000
Impaired loans without a valuation allowance	$ 1,879,426	$ 1,223,881
Impaired loans with a valuation allowance	1,144,358	140,312
Total impaired loans	$ 3,023,784	$ 1,364,193
Valuation allowance related to impaired loans	$ 336,310	$ 60,013

	2001	2000	1999
Average investment in impaired loans	$ 1,304,678	$ 365,492	$ 1,061,844
Interest income recognized on impaired loans	$ 181,609	$ 51,995	$ 76,855
Interest income recognized on a cash basis on impaired loans	$ 133,868	$ 30,893	$ 76,855

No additional funds are committed to be advanced in connection with impaired loans.

Note 2. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $811,000 and $858,000 for the periods including December 31, 2001 and 2000, respectively.

Note 3. Investment Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31 follow:

2001	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agency securities	$ 3,099,139	$ 65,379	$ 9,177	$ 3,155,341
Mortgage-backed securities	5,961,376	28,686	60,027	5,930,035
State and municipal securities	9,908,485	233,355	76,499	10,065,341
Corporate securities	6,748,625	125,406	13,849	6,860,182
	$ 25,717,625	$ 452,826	$ 159,552	$ 26,010,899
Held to maturity:				
State and municipal securities	$ 6,615,328	$ 118,191	$ 33,826	$ 6,699,693
2000				
Available for sale:				
U.S. Treasury securities	$ 499,878	$ -	$ 972	$ 498,906
U.S. Government agency securities	6,217,638	10,028	29,289	6,198,377
State and municipal securities	7,706,876	89,091	49,630	7,746,337
Corporate securities	4,323,751	14.686	63,351	4,275,086
	$ 18,748,143	$ 113,805	$ 143,242	$ 18,718,706
Held to maturity:				
State and municipal securities	$ 9,965,781	$ 81,315	$ 2,519	$ 10,044,577

Investment securities with amortized cost of approximately $1,873,047 and $3,104,906 at December 31, 2001 and 2000, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Gross realized gains and losses for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Realized gains	$ 15,587	$ 4,738	$ 8,580
Realized losses	(10,000)	-	-
	$ 5,587	$ 4,738	$ 8,580

The scheduled maturities of securities available-for-sale and securities held-to-maturity at December 31, 2001, were as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,394,225	$ 1,421,200	$ 1,420,309	$ 1,428,926
Due after one year through five years	16,944,776	17,267,820	3,676,557	3,775,931
Due after five years through ten years	5,331,229	5,292,734	1,279,572	1,265,464
Due after ten years	2,047,395	2,029,145	238,890	229,372
	$ 25,717,625	$ 26,010,899	$ 6,615,328	$ 6,699,693

Note 4. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Commercial	$ 9,248	$ 8,613
Real estate:		
Construction and land development	3,921	2,384
Residential, 1-4 families	71,731	69,567
Residential, 5 or more families	-	29
Farmland	3,979	4,517
Nonfarm, nonresidential	31,537	27,236
Agricultural	5,291	3,805
Consumer	16,510	18,340
Other	503	342
	142,720	134,833
Allowance for loan losses	(1,822)	(1,761)
	$ 140,898	$ 133,072

Note 5. Allowance for Loan Losses

An analysis of the allowance for loan losses follows:

	2001	2000	1999
Balance, beginning	$ 1,760,999	$ 1,731,096	$ 1,677,171
Provision charged to expense	280,000	280,000	300,000
Recoveries of amounts charged off	88,859	124,047	149,270
Amounts charged off	(307,892)	(374,144)	(395,345)
Balance, ending	$ 1,821,966	$ 1,760,999	$ 1,731,096

The following is a summary of information pertaining to impaired loans at December 31:

	2001	2000
Impaired loans without a valuation allowance	$ 1,879,426	$ 1,223,881
Impaired loans with a valuation allowance	1,144,358	140,312
Total impaired loans	$ 3,023,784	$ 1,364,193
Valuation allowance related to impaired loans	$ 336,310	$ 60,013

	2001	2000	1999
Average investment in impaired loans	$ 1,304,678	$ 365,492	$ 1,061,844
Interest income recognized on impaired loans	$ 181,609	$ 51,995	$ 76,855
Interest income recognized on a cash basis on impaired loans	$ 133,868	$ 30,893	$ 76,855

No additional funds are committed to be advanced in connection with impaired loans.

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2001 and 2000, are as follows:

	2001	2000
Land	$ 403,169	$ 403,169
Buildings and improvements	2,186,392	2,104,787
Furniture and equipment	2,232,829	1,898,589
	4,822,390	4,406,545
Less accumulated depreciation	(1,908,392)	(1,613,564)
	$ 2,913,998	$ 2,792,981

Note 7. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was $29,944,872 and $26,580,744, respectively. At December 31, 2001, the scheduled maturities of time deposits (in thousands) are as follows:

Three months or less	$ 24,079
Over three months through twelve months	56,260
Over one year through three years	31,420
Over three years	-
	$ 111,759

Note 8. Short-Term Debt

The Bank has established lines of credit of approximately $2,000,000 with correspondent banks to provide additional liquidity if and as needed. At December 31, 2001 and 2000, no amounts were outstanding under these arrangements.

Note 9. Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

	December 31, 2001		December 31, 2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 8,715	$ 8,715	$ 4,994	$ 4,994
Interest-bearing deposits with banks	-	-	-	-
Federal funds sold	12,636	12,636	7,820	7,820
Securities, available-for-sale	26,011	26,011	18,719	18,719
Securities, held to maturity	6,615	6,700	9,966	10,045
Restricted equity securities	826	826	82	82
Loans, net of allowance for credit losses	140,898	141,793	133,072	132,490
Financial liabilities				
Deposits	179,323	180,925	159,590	159,839
Short-term debt	-	-	-	-
Off-balance-sheet assets (liabilities)				
Commitments to extend credit and standby letters of credit	-	-	-	-

Note 10. Employee Benefit Plan

The Bank has a qualified noncontributory, defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings.

The following is a summary of the plan's funded status as of December 31, 2001 and 2000.

	2001	2000
Change in benefit obligation		
Benefit obligation at beginning of year	$ 2,123,860	$ 2,296,182
Service cost	117,643	111,761
Interest cost	159,290	172,214
Plan participants' contributions	-	-
Amendments	-	-
Actuarial (gain) loss	81,212	7,060
Acquisition	-	-
Benefits paid	(9,242)	(463,357)
Benefit obligation at end of year	$ 2,472,763	$ 2,123,860
Change in plan assets		
Fair value of plan assets at beginning of year	$ 1,830,735	$ 2,008,883
Actual return on plan assets	(225,323)	285,209
Acquisition	-	-
Employer contribution	149,755	-
Plan participants' contributions	-	-
Benefits paid	(9,242)	(463,357)
Fair value of plan assets at end of year	$ 1,745,925	$ 1,830,735
Change in prepaid (accrued) benefit cost		
Prepaid (accrued) benefit cost, beginning	$ (143,236)	$ (17,474)
Contributions	149,755	-
Pension cost	(117,193)	(125,762)
Prepaid (accrued) benefit cost, ending	$ (110,674)	$ (143,236)
Funded status	$ (726,838)	$ (293,125)
Unrecognized transitional net assets	(273)	(308)
Unrecognized prior service costs	80,514	90,578
Unrecognized net actuarial loss	535,923	59,619
Prepaid (accrued) benefit cost	$ (110,674)	$ (143,236)
Weighted-average assumptions as of December 31		
Discount rate	7.5%	7.5%
Expected return on plan assets	9.0%	9.0%
Rate of compensation increase	5.0%	5.0%

	2001	2000	1999
Components of net periodic benefit cost			
Service cost	$ 117,643	$ 111,761	$ 99,707
Interest cost	159,290	172,214	151,576
Return on plan assets	225,323	(285,209)	(214,449)
Originating unrecognized asset gain (loss)	(395,092)	116,967	79,855
Recognized net actuarial (gain) loss	-	-	1,376
Amortization	10,029	10,029	10,029
Net periodic benefit cost	$ 117,193	$ 125,762	$ 128,094

Note 11. Deferred Compensation and Life Insurance

Deferred compensation plans have been adopted for certain members of the Board of Directors for future compensation upon retirement. Under plan provisions aggregate annual payments ranging from $1,992 to $61,044 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. Liability accrued for compensation deferred under the plan amounts to $507,963 and $496,765 at December 31, 2001 and 2000, respectively. Charges to income are based on present value of future cash payments, discounted at 8%.

The Bank is owner and beneficiary of life insurance policies on these directors. Policy cash values totaled $190,338 and $174,921 at December 31, 2001 and 2000, respectively.

Note 12. Income Taxes

Current and Deferred Income Tax Components

The components of income tax expense (substantially all Federal) are as follows:

	2001	2000	1999
Current	$ 770,770	$ 752,807	$ 443,351
Deferred	18,781	(65,682)	22,524
	$ 789,551	$ 687,125	$ 465,875

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income follows:

	2000	1999	1998
Tax at statutory federal rate	$ 928,013	$ 935,284	$ 819,410
Tax exempt interest income	(162,031)	(208,202)	(250,237)
State income tax, net of federal benefit	9,491	4,264	-
Other	14,078	(44,221)	(103,298)
	$ 789,551	$ 687,125	$ 465,875

Note 12. Income Taxes, continued

Deferred Income Tax Analysis

The significant components of net deferred tax assets (substantially all Federal) at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Deferred tax assets		
Net unrealized appreciation on securities available for sale	$ -	$ 10,009
Allowance for loan losses	534,321	530,585
Unearned credit life insurance	28,107	33,640
Deferred compensation and accrued pension costs	210,336	217,600
Other	38,600	38,669
	811,364	830,503
Deferred tax liabilities		
Net unrealized depreciation on securities available for sale	99,713	-
Depreciation	71,202	60,871
Accretion of discount on investment securities	13,877	14,557
	184,792	75,428
Net deferred tax asset	$ 626,572	$ 755,075

Note 13. Commitments and Contingencies

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance-Sheet Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

Note 13. Commitments and Contingencies, continued

Financial Instruments with Off-Balance-Sheet Risk, continued

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, 2001 and 2000 is as follows:

	2001	2000
Commitments to extend credit	$ 8,370,176	$ 5,405,757
Standby letters of credit	-	-
	$ 8,370,176	$ 5,405,757

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of Credit Risk

Substantially all of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Bank's primary focus is toward small business and consumer transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $500,000. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally insured limits.

Note 14. Regulatory Restrictions

Dividends

The Company's dividend payments are made from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Note 14. Regulatory Restrictions, continued

Intercompany Transactions

The Bank's legal lending limit on loans to the Company is governed by Federal Reserve Act 23A, and differs from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $1,783,000 at December 31, 2001. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2001.

Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

Note 14. Regulatory Restrictions, continued

Capital Requirements, continued

The Bank's actual capital amounts and ratios are also presented in the table (in thousands).

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2001:						
Total Capital (to Risk-Weighted Assets)	$ 17,681	13.2%	≥$ 10,704	≥ 8.0%	≥$ 13,380	≥ 10.0%
Tier I Capital (to Risk-Weighted Assets)	$ 16,007	12.0%	≥$ 5,352	≥ 4.0%	≥$ 8,028	≥ 6.0%
Tier I Capital (to Average Assets)	$ 16,007	8.1%	≥$ 7,934	≥ 4.0%	≥$ 9,918	≥ 5.0%
December 31, 2000:						
Total Capital (to Risk-Weighted Assets)	$ 16,254	13.6%	≥$ 9,571	≥ 8.0%	≥$ 11,964	≥ 10.0%
Tier I Capital (to Risk-Weighted Assets)	$ 14,755	12.3%	≥$ 4,785	≥ 4.0%	≥$ 7,178	≥ 6.0%
Tier I Capital (to Average Assets)	$ 14,755	8.1%	≥$ 7,243	≥ 4.0%	≥$ 9,054	≥ 5.0%

Note 15. Transactions with Related Parties

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate 2001 and 2000 loan transactions with related parties were as follows:

	2001	2000
Balance, beginning	$ 2,167,561	$ 2,316,286
New loans	733,674	369,368
Repayments	(1,461,312)	(518,093)
Balance, ending	$ 1,439,923	$ 2,167,561

Note 16. Parent Company Financial Information

Condensed financial information of Grayson Bankshares, Inc. is presented as follows:

Balance Sheets
December 31, 2001 and 2000

	2001	2000
Assets		
Cash and due from banks	$ 3,968,442	$ 4,097,977
Securities available for sale	964,620	796,433
Investment in affiliate bank at equity	16,190,670	14,736,841
Other assets	6,883	26,272
Total assets	$ 21,130,615	$ 19,657,523
Liabilities		
Other liabilities	$ 44,842	$ 19,862
Stockholders' equity		
Common stock	2,148,710	2,148,710
Surplus	521,625	521,625
Retained earnings	18,221,877	16,986,754
Accumulated other comprehensive income	193,561	(19,428)
Total stockholders' equity	21,085,773	19,637,661
Total liabilities and stockholders' equity	$ 21,130,615	$ 19,657,523

Note 16. Parent Company Financial Information, continued

Statements of Income
For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Income:			
Dividends from affiliate bank	$ 704,777	$ 636,018	$ 567,260
Interest on taxable securities	54,183	46,000	46,000
	758,960	682,018	613,260
Expenses:			
Management and professional fees	72,039	73,950	66,076
Other expenses	7,286	5,208	3,667
	79,325	79,158	69,743
Income before tax benefit and equity in undistributed income of affiliate	679,635	602,860	543,517
Federal income tax benefit	8,208	10,934	8,073
Income before equity in undistributed income of affiliate	687,843	613,794	551,590
Equity in undistributed income of affiliate	1,252,057	1,449,915	1,392,563
Net income	$ 1,939,900	$ 2,063,709	$ 1,944,153

Statements of Cash Flows
For the years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$ 1,939,900	$ 2,063,709	$ 1,944,153
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase in equity in undistributed income of affiliate	(1,252,057)	(1,449,915)	(1,392,563)
Accretion of discount on securities	(1,192)	-	-
Net (increase) decrease in other assets	13,611	(2,860)	13,181
Net increase in other liabilities	24,980	19,862	-
Net cash provided by operating activities	725,242	630,796	564,771
Cash flows from investing activities:			
Purchase of investment securities	(400,000)	-	-
Maturities of investment securities	250,000	-	-
Net cash provided by investing activities	(150,000)	-	-
Cash flows from financing activities:			
Dividends paid	(704,777)	(636,018)	(567,260)
Net cash used by financing activities	(704,777)	(636,018)	(567,260)
Net increase (decrease) in cash and due from banks	(129,535)	(5,222)	(2,489)
Cash and cash equivalents, beginning	4,097,977	4,103,199	4,105,688
Cash and cash equivalents, ending	$ 3,968,442	$ 4,097,977	$ 4,103,199

Management's Discussion and Analysis

Management's Discussion and Analysis of Operations

Overview

Management's Discussion and Analysis is provided to assist in the understanding and evaluation of Grayson Bankshares, Inc.'s financial condition and its results of operations. The following discussion should be read in conjunction with the Company's consolidated financial statements.

Grayson Bankshares, Inc. (the Company) was incorporated as a Virginia corporation on February 3, 1992 to acquire the stock of The Grayson National Bank (the Bank). The Bank was acquired by the Company on July 1, 1992. The Grayson National Bank was founded in 1900 and currently serves Grayson County and surrounding areas through six banking offices located in the town of Independence, the localities of Elk Creek and Troutdale and the City of Galax, Virginia, and most recently, in the town of Sparta, North Carolina.

The Bank operates for the primary purpose of meeting the banking needs of individuals and small to medium sized businesses in the Bank's service area, while developing personal, hometown associations with these customers. The Bank offers a wide range of banking services including checking and savings accounts; commercial, installment, mortgage and personal loans; safe deposit boxes; and other associated services. The Bank's primary sources of revenue are interest income from its lending activities, and, to a lesser extent, from its investment portfolio. The Bank also earns fees from lending and deposit activities. The major expenses of the Bank are interest on deposit accounts and general and administrative expenses, such as salaries, occupancy and related expenses.

The earnings position of the Company remains strong. Grayson Bankshares, Inc. experienced net earnings of $1,939,900 for 2001, compared to $2,063,709 in 2000 and $1,944,153 in 1999. Dividends paid to stockholders increased to $.41 per share for 2001 compared to $.33 per share in 2000.

The total assets of Grayson Bankshares, Inc. grew to $201,469,140 from $180,317,812, an 11.73% increase, continuing our strategy to grow the Company. Average equity to average assets indicates that the Company has a strong capital position with a ratio of 10.85%.

Table 1. Net Interest Income and Average Balances (dollars in thousands)

	2001			2000			1999		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest earning assets:									
Deposits in other banks	$ -	$ -	0.00%	$ -	$ -	0.00%	$ -	$ -	0.00%
Federal funds sold	9,246	336	3.63%	6,578	410	6.23%	10,310	520	5.04%
Investment securities	29,472	1,621	5.50%	29,248	1,614	5.52%	31,428	1,720	5.47%
Loans	139,486	11,760	8.43%	131,326	11,129	8.47%	114,790	9,415	8.20%
Total	178,204	13,717		167,152	13,153		156,528	11,655	
Yield on average interest-earning assets			7.70%			7.87%			7.45%
Non interest-earning assets:									
Cash and due from banks	7,082			5,156			5,318		
Premises and equipment	2,809			2,458			2,018		
Interest receivable and other	2,819			2,849			2,371		
Allowance for loan losses	(1,798)			(1,795)			(1,620)		
Unrealized gain/(loss) on securities	272			(497)			(65)		
Total	11,184			8,171			8,022		
Total assets	$ 189,388			$ 175,323			$ 164,550		
Interest-bearing liabilities:									
Demand deposits	$ 14,189	351	2.47%	$ 13,422	386	2.88%	$ 12,723	365	2.87%
Savings deposits	29,786	921	3.09%	31,042	1,077	3.47%	30,351	1,048	3.45%
Time deposits	104,685	5,932	5.67%	92,299	5,322	5.77%	86,093	4,508	5.24%
Total	148,660	7,204		136,763	6,785		129,167	5,921	
Cost on average interest-bearing liabilities			4.85%			4.96%			4.58%
Non interest-bearing liabilities:									
Demand deposits	18,721			18,378			16,514		
Interest payable and other	1,462			1,329			1,249		
Total	20,183			19,707			17,763		
Total liabilities	168,843			156,470			146,930		
Stockholder's equity:	20,545			18,853			17,620		
Total liabilities and stockholder's equity	$ 189,388			$ 175,323			$ 164,550		
Net interest income		$ 6,513			$ 6,368			$ 5,734	
Net yield on interest-earning assets			3.65%			3.81%			3.66%

Table 2. Rate/Volume Variance Analysis (thousands)

	2001 Compared to 2000			2000 Compared to 1999		
	Interest Income/ Expense Variance	Variance Attributable To Rate	Volume	Interest Income/ Expense Variance	Variance Attributable To Rate	Volume
Interest-earning assets:						
Deposits in other banks	$ -	$ -	$ -	$ -	$ -	$ -
Federal funds sold	(74)	(206)	132	(110)	105	(215)
Investment securities	7	(5)	12	(106)	15	(121)
Loans	631	(53)	684	1,714	319	1,395
Total	564	(264)	828	1,498	439	1,059
Interest-bearing liabilities:						
Demand deposits	(35)	(57)	22	21	1	20
Savings deposits	(156)	(115)	(41)	29	6	23
Time deposits	610	(93)	703	814	475	339
Total	419	(265)	684	864	482	382
Net interest income	$ 145	$ 1	$ 144	$ 634	$ (43)	$ 677

Net Interest Income

Net interest income, the principal source of bank earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Table 1 summarizes the major components of net interest income for the past three years and also provides yields and average balances.

Total interest income in 2001 increased by 4.3% to $13.72 million from $13.15 million in 2000 and $11.66 in 1999. The increase in total interest income in 2001 was the result of an $11.05 million dollar increase in average interest-earning assets, which was partially offset by a 17 basis point decrease in yields on interest-earning assets. The increase in interest income in 2000 was due to increases in interest-earning assets combined with a 42 basis point increase in yields on interest-earning assets. Total interest expense increased by $420,000 in 2001 to $7.20 million from $6.78 million in 2000. This was due to an increase in average interest-bearing liabilities of $11.90 million, which was partially offset by an 11 basis point decrease in the average rate paid for interest-bearing liabilities. Interest expense for 2001 was impacted by the fact that the majority of deposit growth for the year came in the form of higher-yielding certificates of deposits (time deposits), as opposed to less expensive demand and savings deposits. The increase in average interest-bearing liabilities of $7.60 million in 2000 was accompanied by an increase in the average rate paid for interest-bearing liabilities of 38 basis points, resulting in an increase in interest expense of $864,000. The effects of changes in volumes and rates on net interest income in 2001 compared to 2000, and 2000 compared to 1999 are shown in Table 2.

Despite the volatility in interest rates in recent years, net yield on interest-earning assets has remained relatively stable with an increase of 15 basis points from 1999 to 2000 and a decrease of just 16 basis points from 2000 to 2001.

Provision for Credit Losses

The allowance for credit losses is established to provide for expected losses in the Bank's loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. Management determines the provision for credit losses required to maintain an allowance adequate to provide for probable losses. The factors considered in making this decision are the collectibility of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook.

At the end of 2001, the loan loss reserve was $1,821,966 compared to $1,760,999 in 2000 and $1,731,096 in 1999. The Bank's allowance for loan losses, as a percentage of total loans, at the end of 2001 was 1.28%, compared to 1.31% in 2000, and 1.40% in 1999.

Additional information is contained in Tables 12 and 13, and is discussed in Nonperforming and Problem Assets.

Other Income

Noninterest income consists of revenues generated from a broad range of financial services and activities. The majority of noninterest income is a result of service charges on deposit accounts including charges for insufficient funds checks and fees charged for nondeposit services. Noninterest income increased by $153,907, or 35.37%, to $589,028 in 2001 from $435,121 in 2000. Noninterest income in 1999 totaled $346,950. The increase from 2000 to 2001 was primarily due to increases in service charges on deposit accounts as certain fee increases were implemented in August, 2000. The primary sources of noninterest income for the past three years are summarized in Table 3.

Table 3. Sources of Noninterest Income (thousands)

	2001	2000	1999
Service charges on deposit accounts	$ 333	$ 223	$ 158
Other service charges and fees	132	97	87
Insurance commissions	36	36	30
Safe deposit box rental	30	28	21
Gain on the sale of securities	6	5	9
Other income	52	46	42
Total noninterest income	$ 589	$ 435	$ 347

Other Expense

The major components of noninterest expense for the past three years are illustrated at Table 4.

Total noninterest expense increased by $319,791 or 8.48% to $4,092,402 in 2001. The majority of the increase in 2001 was attributable to equipment costs and other expenses associated with the opening of the new branch banking facility in Sparta, North Carolina.

Noninterest expense increased by $401,402 from 1999 to 2000. The majority of this increase was attributable to personnel expense with the addition of three full-time equivalent employees, including a senior lending officer and a chief financial officer, as well as normal wage increases and increased benefit costs.

Table 4. Sources of Noninterest Expense (thousands)

	2000	2000	1999
Salaries & wages	$ 1,878.0	$ 1,783.8	$ 1,644.5
Employee benefits	678.4	693.9	565.3
Total personnel expense	2,556.4	2,477.7	2,209.8
Director fees	47.8	42.5	40.1
Occupancy expense	121.0	115.8	89.6
Computer charges	51.8	48.9	69.3
Other equipment expense	369.9	288.7	225.9
FDIC/OCC assessments	87.1	84.5	35.3
Insurance	47.4	47.5	38.9
Professional fees	38.8	43.3	38.3
Advertising	118.9	120.6	105.3
Postage and freight	173.0	131.0	121.9
Supplies	122.0	109.0	127.6
Franchise tax	134.5	40.3	110.3
Telephone	58.6	55.9	45.0
Travel, dues & meetings	44.5	50.4	41.2
Other expense	120.7	116.5	72.7
Total noninterest expense	4,092.4	3,772.6	3,371.2

The overhead efficiency ratio of noninterest expense to adjusted total revenue (net interest income plus noninterest income) was 57.6% in 2001, 55.5% in 2000 and 55.4% in 1999.

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense (substantially all Federal) was $789,551 in 2001, $687,125 in 2000 and $465,875 in 1999 resulting in effective tax rates of 28.9%, 25.0% and 19.3% respectively. The $102,426 increase in tax expense from 2000 to 2001 was due to the availability of alternative minimum tax credits in 2000 and a gradual decrease in the average level of tax-exempt assets.

Provision for Credit Losses

The allowance for credit losses is established to provide for expected losses in the Bank's loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. Management determines the provision for credit losses required to maintain an allowance adequate to provide for probable losses. The factors considered in making this decision are the collectibility of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook.

At the end of 2001, the loan loss reserve was $1,821,966 compared to $1,760,999 in 2000 and $1,731,096 in 1999. The Bank's allowance for loan losses, as a percentage of total loans, at the end of 2001 was 1.28%, compared to 1.31% in 2000, and 1.40% in 1999.

Additional information is contained in Tables 12 and 13, and is discussed in Nonperforming and Problem Assets.

Other Income

Noninterest income consists of revenues generated from a broad range of financial services and activities. The majority of noninterest income is a result of service charges on deposit accounts including charges for insufficient funds checks and fees charged for nondeposit services. Noninterest income increased by $153,907, or 35.37%, to $589,028 in 2001 from $435,121 in 2000. Noninterest income in 1999 totaled $346,950. The increase from 2000 to 2001 was primarily due to increases in service charges on deposit accounts as certain fee increases were implemented in August, 2000. The primary sources of noninterest income for the past three years are summarized in Table 3.

Table 3. Sources of Noninterest Income (thousands)

	2001	2000	1999
Service charges on deposit accounts	$ 333	$ 223	$ 158
Other service charges and fees	132	97	87
Insurance commissions	36	36	30
Safe deposit box rental	30	28	21
Gain on the sale of securities	6	5	9
Other income	52	46	42
Total noninterest income	$ 589	$ 435	$ 347

Other Expense

The major components of noninterest expense for the past three years are illustrated at Table 4.

Total noninterest expense increased by $319,791 or 8.48% to $4,092,402 in 2001. The majority of the increase in 2001 was attributable to equipment costs and other expenses associated with the opening of the new branch banking facility in Sparta, North Carolina.

Noninterest expense increased by $401,402 from 1999 to 2000. The majority of this increase was attributable to personnel expense with the addition of three full-time equivalent employees, including a senior lending officer and a chief financial officer, as well as normal wage increases and increased benefit costs.

Table 4. Sources of Noninterest Expense (thousands)

	2000	2000	1999
Salaries & wages	$ 1,878.0	$ 1,783.8	$ 1,644.5
Employee benefits	678.4	693.9	565.3
Total personnel expense	2,556.4	2,477.7	2,209.8
Director fees	47.8	42.5	40.1
Occupancy expense	121.0	115.8	89.6
Computer charges	51.8	48.9	69.3
Other equipment expense	369.9	288.7	225.9
FDIC/OCC assessments	87.1	84.5	35.3
Insurance	47.4	47.5	38.9
Professional fees	38.8	43.3	38.3
Advertising	118.9	120.6	105.3
Postage and freight	173.0	131.0	121.9
Supplies	122.0	109.0	127.6
Franchise tax	134.5	40.3	110.3
Telephone	58.6	55.9	45.0
Travel, dues & meetings	44.5	50.4	41.2
Other expense	120.7	116.5	72.7
Total noninterest expense	4,092.4	3,772.6	3,371.2

The overhead efficiency ratio of noninterest expense to adjusted total revenue (net interest income plus noninterest income) was 57.6% in 2001, 55.5% in 2000 and 55.4% in 1999.

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense (substantially all Federal) was $789,551 in 2001, $687,125 in 2000 and $465,875 in 1999 resulting in effective tax rates of 28.9%, 25.0% and 19.3% respectively. The $102,426 increase in tax expense from 2000 to 2001 was due to the availability of alternative minimum tax credits in 2000 and a gradual decrease in the average level of tax-exempt assets.

The Bank's deferred income tax benefits and liabilities result primarily from temporary differences (discussed above) in the provisions for credit losses, valuation reserves, depreciation, deferred compensation, deferred income, pension expense and investment security discount accretion.

Net deferred tax benefits of $626,572 and $755,075 are included in other assets at December 31, 2001 and 2000 respectively. At December 31, 2001, net deferred tax benefits included $99,713 of deferred tax liabilities applicable to unrealized depreciation on investment securities available for sale. Accordingly, this amount was not charged to income but recorded directly to the related stockholders' equity account.

Analysis of Financial Condition

Average earning assets increased 6.6% from December 31, 2000 to December 31, 2001. Total earning assets represented 94.1% of total average assets in 2001 and 95.3% in 2000. The mix of average earning assets remained relatively unchanged from 2000 to 2001 as deposit growth funded increases in all interest-bearing asset categories.

Table 5. Average Asset Mix (dollars in thousands)

	2001		2000	
	Average Balance	%	Average Balance	%
Earning assets:				
Loans	$ 139,486	73.65%	$ 131,326	74.91%
Investment securities	29,472	15.56%	29,248	16.68%
Federal funds sold	9,246	4.88%	6,578	3.75%
Deposits in other banks	-	0.00%	-	0.00%
Total earning assets	178,204	94.09%	167,152	95.34%
Nonearning assets:				
Cash and due from banks	7,082	3.75%	5,156	2.94%
Premises and equipment	2,809	1.48%	2,458	1.40%
Other assets	2,819	1.49%	2,849	1.62%
Allowance for loan losses	(1,798)	-0.95%	(1,795)	-1.02%
Unrealized gain/(loss) on securities	272	0.14%	(497)	-0.28%
Total nonearning assets	11,184	5.91%	8,171	4.66%
Total assets	$ 189,388	100.00%	$ 175,323	100.00%

Average loans for 2001 represented 73.65% of total average assets compared to 74.91% in 2000. Average federal funds sold increased from 3.75% to 4.88% of total average assets while average investment securities decreased from 16.68% to 15.56% of total average assets over the same time period. The average balances of cash and due from bank accounts increased in 2001 commensurate with the general growth of the Bank.

Loans

Average loans totaled $139.5 million over the year ended December 31, 2001. This represents an increase of 6.2% over the average of $131.3 million for 2000. Average loans increased by 14.4% from 1999 to 2000.

The loan portfolio is dominated by real estate and consumer loans. These loans accounted for 89.5% of the total loan portfolio at December 31, 2001. This is down slightly from the 90.5% that the two categories maintained at December 31, 2000. The amount of loans outstanding by type at December 31, 2001 and December 31, 2000 and the maturity distribution for variable and fixed rate loans as of December 31, 2001 are presented in Tables 6 & 7 respectively.

Table 6. Loan Portfolio Summary (dollars in thousands)

	December 31, 2001		December 31, 2000	
	Amount	%	Amount	%
Construction and development	$ 3,921	2.75%	$ 2,384	1.77%
Residential, 1-4 families	71,731	50.26%	69,567	51.59%
Residential, 5 or more families	-	0.00%	29	0.02%
Farmland	3,979	2.78%	4,517	3.35%
Nonfarm, nonresidential	31,537	22.10%	27,236	20.20%
Total real estate	111,168	77.89%	103,733	76.93%
Agricultural	5,291	3.71%	3,805	2.82%
Commercial	9,248	6.48%	8,613	6.39%
Consumer	16,510	11.57%	18,340	13.61%
Other	503	0.35%	342	0.25%
Total	$ 142,720	100.00%	$ 134,833	100.00%

Table 7. Maturity Schedule of Loans (dollars in thousands)

	Real Estate	Agricultural and Commercial	Consumer and Other	Total Amount	Total %
Fixed rate loans:					
Three months or less	$ 9,415	$ 4,813	$ 1,421	$ 15,649	11.0%
Over three to twelve months	28,198	4,581	3,627	36,406	25.5%
Over one year to five years	66,934	1,502	10,155	78,591	55.1%
Over five years	630	-	541	1,171	0.8%
Total fixed rate loans	$ 105,177	$ 10,896	$ 15,744	$ 131,817	92.4%
Variable rate loans:					
Three months or less	$ 2,092	$ 1,295	$ 854	$ 4,241	3.0%
Over three to twelve months	1,436	1,387	-	2,823	2.0%
Over one year to five years	2,066	961	313	3,340	2.3%
Over five years	464	-	35	499	0.3%
Total variable rate loans	$ 6,058	$ 3,643	$ 1,202	$ 10,903	7.6%
Total loans:					
Three months or less	$ 11,507	$ 6,108	$ 2,275	$ 19,890	13.9%
Over three to twelve months	29,634	5,968	3,627	39,229	27.5%
Over one year to five years	69,000	2,463	10,468	81,931	57.4%
Over five years	1,094	-	576	1,670	1.2%
Total loans	$ 111,235	$ 14,539	$ 16,946	$ 142,720	100.0%

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 8.43% in 2001 compared to an average yield of 8.47% in 2000.

Investment Securities

The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases or loan generation, to meet the Bank's interest rate sensitivity goals, and to generate income.

Management of the investment portfolio has always been conservative with the majority of investments taking the form of purchases of U.S. Treasury, U.S. Government Agencies and State and local bond issues. Management views the investment portfolio as a source of income, and purchases securities with the intent of retaining them until maturity. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, management may sell certain securities prior to their maturity. Table 8 presents the investment portfolio at the end of 2001 by major types of investments and maturity ranges. Maturities on investment securities are based on the earlier of the contractual maturity or the call date, if any.

Total investment securities increased by approximately $3.94 million from December 31, 2000 to December 31, 2001 as deposit growth, in excess of loan demand, funded the purchase of additional investment securities. The average yield of the investment portfolio decreased to 5.50% for the year ended December 31, 2001 compared to 5.52% for 2000.

Table 8. Investment Securities - Maturity/Yield Schedule (dollars in thousands)

	In One Year or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total	Market Value
Investment Securities:						
U.S. Government agencies	$ 649	$ 1,950	$ 500	$ -	$ 3,099	$ 3,155
Mortgage-backed securities	-	3,753	1,981	227	5,961	5,930
State and municipal securities	2,165	9,760	3,539	1,060	16,524	16,765
Corporate securities	-	5,159	590	1,000	6,749	6,860
Total	$ 2,814	$ 20,622	$ 6,610	$ 2,287	$ 32,333	$ 32,710
Weighted average yields:						
U.S. Government agencies	6.40%	5.15%	6.00%	-	5.67%	
Mortgage-backed securities	-	5.84%	6.37%	6.14%	5.95%	
State and municipal securities	5.40%	5.42%	4.98%	4.86%	5.29%	
Corporate securities	-	6.38%	6.11%	4.60%	6.06%	
Total	5.56%	5.73%	5.49%	4.83%	5.61%	

Deposits

The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposit in denominations of $100,000 or more) are the primary funding source. The Bank's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. The Bank's management must continuously monitor market pricing, competitor's rates, and the internal interest rate spreads to maintain the Bank's growth and profitability. The Bank attempts to structure rates so as to promote deposit and asset growth while at the same time increasing overall profitability of the Bank.

Average total deposits for the year ended December 31, 2001 amounted to $167.4 million, which was an increase of $12.3 million, or 7.9% over 2000. Average core deposits totaled $139.3 million in 2001 representing a 6.8% increase over the $130.4 million in 2000. The percentage of the Bank's average deposits that are interest-bearing increased from 88.2% in 2000 to 88.8% in 2001. Average demand deposits which earn no interest increased 1.9% from $18.4 million in 2000 to $18.7 million in 2001. Average deposits for the periods ended December 31, 2001 and December 31, 2000 are summarized in Table 9.

Table 9. Deposit Mix (dollars in thousands)

	2001			2000		
	Average Balance	%	Average Rate Paid	Average Balance	%	Average Rate Paid
Interest-bearing deposits:						
NOW accounts	$ 14,189	8.5%	2.47%	$ 13,422	8.7%	2.88%
Money Market	4,818	2.9%	2.84%	4,919	3.2%	3.25%
Savings	24,967	14.9%	3.14%	26,124	16.8%	3.50%
Small denomination certificates	76,561	45.7%	5.59%	67,572	43.6%	5.70%
Large denomination certificates	28,125	16.8%	5.84%	24,726	15.9%	5.95%
Total interest-bearing deposits	148,660	88.8%	4.85%	136,763	88.2%	4.96%
Noninterest-bearing deposits	18,721	11.2%	0.00%	18,378	11.8%	0.00%
Total deposits	$ 167,381	100.0%	4.85%	$ 155,141	100.0%	4.96%

The average balance of certificates of deposit issued in denominations $100,000 or more increased by $3.4million, or 13.7%, for the year ended December 31, 2001. The strategy of management has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Table 10 provides maturity information relating to certificates of deposit of $100,000 or more at December 31, 2001.

Table 10. Large Time Deposit Maturities (thousands)

Analysis of time deposits of $100,000 or more at Decmeber 31, 2001:

Remaining maturity of three months or less	$ 6,742
Remaining maturity over three through twelve months	16,080
Remaining maturity over one through five years	7,123
Remaining maturity over five years	-
Total time deposits of $100,000 or more	$ 29,945

Capital Adequacy

Stockholders' equity amounted to $21.1 million at December 31, 2001, a 7.4% increase over the 2000 year end total of $19.6 million. The increase resulted from earnings of approximately $1.9 million, less dividends paid, plus a change in unrealized depreciation of investment securities classified as available for sale.

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. The risk-based capital guidelines require minimum ratios of core (Tier 1) capital (common stockholders' equity) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets) to risk-weighted assets of 8.0%. As of December 31, 2001 the Bank has a ratio of Tier 1 capital to risk-weighted assets of 12.0% and a ratio of total capital to risk-weighted assets of 13.2%.

Table 11. Bank's Year-end Risk-Based Capital (dollars in thousands)

	2001	2000
Tier 1 capital	$ 16,007	$ 14,755
Qualifying allowance for loan losses		
(limited to 1.25% of risk-weighted assets)	1,674	1,499
Total regulatory capital	$ 17,681	$ 16,254
Total risk-weighted assets	$ 133,799	$ 119,635
Tier 1 capital as a percentage of		
risk-weighted assets	12.0%	12.3%
Total regulatory capital as a percentage of		
risk-weighted assets	13.2%	13.6%
Leverage ratio*	8.1%	8.1%

*Tier 1 capital divided by average total assets for the quarter ended December 31 of each year.

In addition, a minimum leverage ratio of Tier 1 capital to average total assets for the previous quarter is required by federal bank regulators, ranging from 3% to 5%, subject to the regulator's evaluation of the Bank's overall safety and soundness. As of December 31, 2001, the Bank had a ratio of year-end Tier 1 capital to average total assets for the fourth quarter of 2001 of 8.1%. Table 11 sets forth summary information with respect to the Bank's capital ratios at December 31, 2001. All capital ratio levels indicate that the Bank is well capitalized.

At December 31, 2001 the Company had 1,718,968 shares of common stock outstanding which were held by approximately 650 shareholders of record.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank attempts to use shorter-term loans and, although a portion of the loans have been made based upon the value of collateral, it tries to rely primarily on the cash flow of the borrower as the source of repayment rather than the value of the collateral.

The Bank also attempts to reduce repayment risk by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies

Nonperforming assets at December 31, 2001 and 2000 are analyzed in Table 12.

Table 12. Nonperforming Assets (dollars in thousands)

	December 31, 2001		December 31, 2000	
	Amount	% of Loans	Amount	% of Loans
Nonaccrual loans	$ 1,219	0.9%	$ 687	0.5%
Restructured loans	334	0.2%	368	0.3%
Loans past due 90 days or more	1,718	1.2%	623	0.5%
Foreclosed, repossessed and idled properties	-	-	-	-
Total nonperforming assets	$ 3,271	2.3%	$ 1,678	1.3%

Total nonperforming assets were 2.3% and 1.3% of total outstanding loans as of December 31, 2001 and 2000 respectively.

The allowance for loan losses is maintained at a level adequate to absorb potential losses. Some of the factors which management considers in determining the appropriate level of the allowance for loan losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, and in particular, how such conditions relate to the market area that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. The accrual of interest on a loan is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due.

The provision for loan losses, net charge-offs, and the activity in the allowance for loan losses is detailed in Table 13. The allocation of the reserve for loan losses is detailed in Table 14.

Table 13. Loan Losses (thousands)

	2001	2000	1999
Allowance for loan losses, beginning	$ 1,760,999	$ 1,731,096	$ 1,677,171
Provision for loan losses, added	280,000	280,000	300,000
Charge-offs:			
Real estate	(124,547)	(41,739)	(37,099)
Commercial and agricultural	(44,274)	(231,472)	(280,969)
Consumer and other	(139,071)	(100,933)	(77,277)
Recoveries:			
Real estate	24,845	13,649	19,024
Commercial and agricultural	25,132	85,257	78,487
Consumer and other	38,882	25,141	51,759
Net charge-offs	(219,033)	(250,097)	(246,075)
Allowance for loan losses, ending	$ 1,821,966	$ 1,760,999	$ 1,731,096

Table 14. Allocation of the Reserve for Loan Losses (thousands)

	2001		2000	
Balance at the end of the period applicable to:	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial and agricultural	$ 547	10.19%	$ 440	9.21%
Real estate - construction	-	2.75%	-	1.77%
Real estate - mortgage	820	75.14%	793	75.16%
Consumer and other	455	11.92%	528	13.86%
Total	$ 1,822	100.00%	$ 1,761	100.00%

Quantitative and Qualitative Disclosure about Market Risk

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management must insure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal fund lines from correspondent banks, borrowings from the Federal Reserve Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

The liquidity ratio (the level of liquid assets divided by total deposits plus short-term liabilities) was 25.4% at December 31, 2001 compared to 18.1% at December 31, 2000. These ratios are considered to be adequate by management.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of interest-earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 shows the sensitivity of the Bank's balance sheet on December 31, 2001. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 2001, the Bank appeared to be cumulatively asset-sensitive (interest-earning assets subject to interest rate changes exceeding interest-bearing liabilities subject to changes in interest rates). However, in the one year window liabilities subject to change in interest rates exceed assets subject to interest rate changes (non asset-sensitive).

Matching sensitive positions alone does not ensure the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

Table 15. Interest Rate Sensitivity (dollars in thousands)

	December 31, 2001 Maturities/Repricing				
	1 to 3 Months	4 to 12 Months	13 to 60 Months	Over 60 Months	Total
Interest-Earning Assets:					
Federal funds sold	$ 12,636	$ -	$ -	$ -	$ 12,636
Investments	835	1,979	20,622	8,897	32,333
Loans	19,890	39,229	81,931	1,670	142,720
Total	$ 33,361	$ 41,208	$ 102,553	$ 10,567	$ 187,689
Interest-Bearing Liabilities:					
NOW accounts	$ 15,168	$ -	$ -	$ -	$ 15,168
Money market	5,175	-	-	-	5,175
Savings	26,430	-	-	-	26,430
Certificates of deposit	24,079	56,260	31,420	-	111,759
Total	$ 70,852	$ 56,260	$ 31,420	$ -	$ 158,532
Interest sensitivity gap	$ (37,491)	$ (15,052)	$ 71,133	$ 10,567	$ 29,157
Cumulative interest sensitivity gap	$ (37,491)	$ (52,543)	$ 18,590	$ 29,157	$ 29,157
Ratio of sensitivity gap to total earning assets	-20.0%	-8.0%	37.9%	5.6%	15.5%
Cumulative ratio of sensitivity gap to total earning assets	-20.0%	-28.0%	9.9%	15.5%	15.5%

The Bank uses a number of tools to manage its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods (as displayed in Table 15).

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity from gradual changes in rates of up to 400 basis points up or down over a 12-month period. Table 16 presents the Bank's forecasts for changes in net income and market value of equity as of December 31, 2001.

Table 16. Interest Rate Risk (dollars in thousands)

Rate Shocked Interest Margin and Market Value of Equity									
Rate Change	-400bp	-300bp	-200bp	-100bp	0bp	+100bp	+200bp	+300bp	+400bp
Interest Income:									
Federal funds sold	$ (2)	$ 66	$ 135	$ 203	$ 272	$ 340	$ 409	$ 477	$ 545
Investments	2,269	2,283	2,299	2,313	2,325	2,336	2,347	2,358	2,369
Loans	10,406	10,731	11,062	11,384	11,684	11,978	12,271	12,562	12,855
Total interest income	12,673	13,080	13,496	13,900	14,281	14,654	15,027	15,397	15,769
Interest Expense:									
Deposits	6,482	6,694	6,906	7,117	7,329	7,625	7,921	8,216	8,512
Federal funds purchased	-	-	-	-	-	-	-	-	-
Other borrowings	-	-	-	-	-	-	-	-	-
Total interest expense	6,482	6,694	6,906	7,117	7,329	7,625	7,921	8,216	8,512
Interest Margin	$ 6,191	$ 6,386	$ 6,590	$ 6,783	$ 6,952	$ 7,029	$ 7,106	$ 7,181	$ 7,257
Actual Dollars at Risk	$ 761	$ 566	$ 362	$ 169	$ -	$ -	$	$ -	$ -
Market value of assets	$ 213,028	$ 210,180	$ 207,484	$ 204,765	$ 201,771	$ 198,727	$ 195,703	$ 192,696	$ 189,740
Market value of liabilities	190,606	188,989	187,372	185,755	184,138	182,521	180,904	179,287	177,670
Market Value of Equity	$ 22,422	$ 21,191	$ 20,112	$ 19,010	$ 17,633	$ 16,206	$ 14,799	$ 13,409	$ 12,070

Impact of Inflation and Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all the assets and liabilities are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Table 17. Key Financial Ratios

	2000	2000	1999
Return on average assets	1.02%	1.18%	1.18%
Return on average equity	9.44%	10.95%	11.05%
Dividend payout ratio	36.33%	30.83%	29.20%
Average equity to average assets	10.85%	10.75%	10.69%

Staff

Loan Department and Mortgage Origination

Sarah Cox	Judy Carpenter	Pat Sage	Robin Fincher

Tellers

Brenda Brown	Mary Jane Leonard	Donna Anders	LeAngela Haynes
Rebecca Reedy	Glenda Ward	Jeanne' Funk	Tildy Bourne
Deranda Roop	Donna Austin	Anita McGrady	Sue Faddis
Ann Shuler	Sparkle Cain	Sharon Caudill	Kristi Nichols
Nancy Burkett	Teresa Edwards	Phyllis Fender	Mary Blevins
Dorothy Galyean	Christine Saltz	Sheila Taylor	

Bookkeeping & Proof

Becky Callahan	Rhonda Lineberry	Dorothy Hash	Kathy Watson
Elisa Blevins	Janna Billings	Elaine Roberts	Nancy Hale
Loretta Painter	Rhonda James		

Secretaries and Customer Service Personnel

Judy Cummings	Carol Moxley

Receptionists and Office Services

Ann Graham	Glenda Stone	Greg Reedy

Part Time

Estella Rhudy	Abigail Boyer	Virginia Hawkins	Ada Lee Bowers



Julian L. Givens
Chairman of the Board
Retired Physician



Charles T. Sturgill
Vice-Chairman
Grayson County Clerk of Court



Jean W. Lindsey
Walter's Drug, Inc.



Fred B. Jones
Farmer



Carl J. Richardson
Retired, GNB



Jack E. Guynn, Jr.
Guynn Enterprises, Inc.



J. David Vaughan
Vaughan Furniture



Dennis B. Gambill
Grayson Bankshares, Inc.
& GNB



Jacky K. Anderson
Grayson Bankshares, Inc.
& GNB

Grayson Bankshares, Inc.

Directors & Officers
2001



Blake M. Edwards
Chief Financial Officer



Executive Officers

Dennis B. Gambill, *Executive Vice President*; **Curtis A. Jennings**, *Senior Vice President*; **Brenda C. Smith**, *Senior Vice President*; **Jacky K. Anderson**, *President & CEO*



Brenda C. Smith
Secretary



Linda B. Eller
Assistant Secretary

Board of Directors and Officers

Board of Directors

Julian L. Givens .... *Physician*
Jacky K. Anderson .... *Grayson Bankshares, Inc. and Grayson National Bank*
Jack E. Guynn, Jr. .... *Guynn Enterprises, Inc.*
Fred B. Jones .... *Farmer*
Jean W. Lindsey .... *Walter's Drug, Inc.*
Charles T. Sturgill .... *Grayson County Clerk of Court*
Dennis B. Gambill .... *Grayson Bankshares, Inc. and Grayson National Bank*
Carl J. Richardson .... *Retired, Grayson National Bank*
J. David Vaughan .... *Vaughan Furniture*

Grayson Bankshares Officers

Julian L. Givens .... *Chairman of the Board*
Jacky K. Anderson .... *President and CEO*
Brenda C. Smith .... *Secretary*

Grayson National Bank Officers

Julian L. Givens .... *Chairman of the Board*
Charles T. Sturgill .... *Vice Chairman*
Jacky K. Anderson .... *President and CEO*
Dennis B. Gambill .... *Executive Vice President*
Curtis A. Jennings .... *Senior Vice President*
Brenda C. Smith .... *Senior Vice President*
Blake M. Edwards .... *Chief Financial Officer*
Peggy H. Haga .... *Vice President-Customer Service Rep*
Carolyn H. Cannoy .... *Vice President-Operations Manager*
Darlene B. Hensdell .... *Assistant VP-Customer Service Rep*
Larry D. Osborne .... *Assistant VP-Branch Manager of East Independence Office*
Jerry D. Wright .... *Vice President*
Ronald P. Porter .... *Vice President-Branch Manager of Galax Office*
Brenda C. Parks .... *Branch Manager of Troutdale Office*
Carol Lee Sutherland .... *Branch Manager of Elk Creek Office*
Linda B. Eller .... *Executive Secretary/Administrative Assistant*
Rodney R. Halsey .... *Assistant VP-Loan Officer*
G. Kevin Weatherman .... *Assistant Branch Manager of Galax Office-Loan Officer*
Carolyn A. Cornett .... *Vice President-Auditor/Compliance Officer*
Robert T. Fender .... *Loan Review/Security Officer*
Sarah S. Clay .... *Collections Officer*
Marcia T. Sutherland .... *Loan Officer*
Greg L. Bare .... *Branch Manager of Sparta Office*
Sheila G. Douglas .... *Assistant Branch Manager of Sparta Office-Loan Officer*
Delma C. Smith .... *Assistant VP-Customer Service Rep*